SCHEDULE 13D

                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 1)

                             KINGDOM VENTURES, INC.
                                (Name of Issuer)

                     SERIES B COMMON STOCK, $.001 PAR VALUE
                         (Title of Class of Securities)

                                   49567U 10 5
                                 (CUSIP Number)

               JOHN JACKSON, 223 HOLTON COURT, GENOA, NEVADA 89411
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                   MAY 5, 2003
             (Date of Event Which Requires Filing of This Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]


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CUSIP NO. 40567U 10 5                  13D                     PAGE 2 OF 6 PAGES


--------- -----------------------------------------------------------------------------------------------------------
   1      Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons (Entities Only)
          J&J Holdings, Inc.

--------- -----------------------------------------------------------------------------------------------------------
   2      Check the Appropriate Box if a Member of a Group                       (a) [  ]
          (See Instructions)                                                     (b) [  ]

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   3      SEC Use Only


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   4      Source of Funds (See Instructions)
          WC

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   5      Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e)


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   6      Citizenship or Place of Organization
          Nevada

----------------------- ----- ---------------------------------------------------------------------------------------
      Number of          7    Sole Voting Power
        Shares
     Beneficially       ----- ---------------------------------------------------------------------------------------
       Owned by          8    Shared Voting Power
         Each                 0
      Reporting
     Person With        ----- ---------------------------------------------------------------------------------------
                         9    Sole Dispositive Power


                        ----- ---------------------------------------------------------------------------------------
                         10   Shared Dispositive Power
                              0

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   11     Aggregate Amount Beneficially Owned by Each Reporting Person


--------- -----------------------------------------------------------------------------------------------------------
   12     Check if the Aggregate Amount in Row (11) Excludes Certain Shares [  ]


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   13     Percent of Class Represented by Amount in Row (11)


--------- -----------------------------------------------------------------------------------------------------------
   14     Type of Reporting Person (See Instructions)
          CO

--------- -----------------------------------------------------------------------------------------------------------



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CUSIP NO. 40567U 10 5                  13D                     PAGE 3 OF 6 PAGES


Item 1.  Security and Issuer

         The title and class of equity securities to which this Schedule 13D relates is Common Stock, par value $0.001 per share (the "Common Stock"), of Kingdom Ventures, Inc., a Nevada corporation (the "Issuer"). The address of the principal executive offices of the Issuer is 1045 Stephanie Way, Minden, Nevada 89423.

Item 2.  Identity and Background

         This Schedule 13D is filed on behalf of J&J Holdings, Inc., a Nevada corporation ("J&J Holdings") (the "Reporting Person"). Identity and background information on the Reporting Person is as follows:

        (a)     Name:  J&J Holdings, Inc.
        (b)     State of Organization:  Nevada
        (c)     Principal Business:  Management consulting services
        (d)     Address of Principal Business and Office:   223 Holton Court,
                                                            Genoa, Nevada 80411
        (e)     Executive Officer and Director:   John Jackson, President,
                                                  Secretary and Director

         Neither the Reporting Person nor any of its officers or directors have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) in the past five years. In the past five years, neither the Reporting Person nor any of its officers or directors were a party to a civil proceeding of a judicial or administrative body of a competent jurisdiction which resulted in the Reporting Person or such officers or directors being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         John Jackson, an individual, and his wife and their children own 50% of the outstanding capital stock of the Reporting Person. Gene Jackson's wife and their children own the remaining 50% of the outstanding capital stock of the Reporting Person. Gene Jackson is the President, Secretary, Treasurer and Director of the Issuer. John Jackson is the President, Secretary and sole Director of the Reporting Person. John Jackson and Gene Jackson are brothers.

         Identity and background information on such persons is as follows:

        (a)      Name:  Gene Jackson
                 Business Address: 1045 Stephanie Way, Minden, Nevada 89423 Present Principal Occupation: President, Secretary, Treasurer
                                                and Director of the Issuer
                 Citizenship:  United States

         Gene Jackson has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) in the past five years. In the past five years, Gene Jackson was not a party to a civil proceeding of a judicial or administrative body of a competent jurisdiction which resulted in Gene Jackson

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CUSIP NO. 40567U 10 5                  13D                     PAGE 4 OF 6 PAGES

being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

        (b)      Name:  John Jackson
                 Business Address: 223 Holton Court, Genoa, Nevada 89411 Present Principal Occupation: President, Secretary and
                                                Director of J&J Holdings
                 Citizenship:  United States

         John Jackson has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) in the past five years. In the past five years John Jackson was not a party to a civil proceeding of a judicial or administrative body of a competent jurisdiction which resulted in John Jackson being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration

         The Issuer became a reporting company under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), on April 1, 2001. The Reporting Person held an aggregate of 13,067,510 shares of Common Stock on such date, out of shares originally purchased and paid for out of the Reporting Person's working capital at an approximate price of $25,000. Through a series of privately negotiated transactions between April 2, 2001 and May 1, 2002, the Reporting Person sold an aggregate of 2,875,654 shares of Common Stock. As a result of a two for one reverse stock split, the Reporting Person held 5,095,928 shares of Common Stock on February 3, 2003.
The Reporting Person has made the following donations since February 3, 2003

         March 25, 2003 - Donated 500,000 shares of Common Stock
         April 21, 2003 - Donated 300,000 shares of Common Stock
         September 18, 2003 - Donated 1,000,000 shares of Common Stock

Item 4.  Purpose of Transaction

         The Reporting Person holds the shares of Common Stock for investment purposes only. The Reporting Person will continually evaluate the business, financial condition and prospects of the Issuer, market price of the Common Stock, return on investment, alternative investments and conditions in the economy and in the industry in which the Issuer is engaged with a view toward determining whether to hold, decrease or increase its investment in shares of Common Stock. From time to time on or after the date of this Schedule 13D, based upon such evaluation, of the Reporting Person may sell all or a portion of its

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CUSIP NO. 40567U 10 5                  13D                     PAGE 5 OF 6 PAGES


shares of Common Stock, or may purchase additional shares of Common Stock, at varying prices in the open market, in privately negotiated transactions and/or in other transactions.

         The  Reporting   Person  has  no  definitive   plan,   arrangement   or
understanding to seek to cause the Issuer to be merged, reorganized or liquidated, to sell or transfer any assets of the Issuer, to cause the Issuer to change its current board of directors or management, to cause any material change to its capitalization, dividend policy, business, corporate structure, charter or bylaws or to cause the Common Stock to become eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act.

Item 5.  Interest in Securities of the Issuer

         Based upon information set forth in the Issuer's Quarterly Report on Form 10-QSB filed with the Securities and Exchange Commission on September 19, 2003, there are 22,530,762 shares of Series B Common Stock issued and outstanding.

         J&J Holdings:
            Amount Beneficially Owned: 3,295,928
            Percent of Class:  12.6%
            Number of Shares which such person has:

                (i) Sole power to vote or to direct the vote of:  3,295,928
                (ii) Shared power to vote or to direct  the vote of: 0
                (iii)  Sole  power to dispose or to direct the
                         disposition  of:  3,295,928
                (iv)  Shared power to dispose or to direct the disposition of: 0

         John Jackson owns no shares of Common Stock.

         Gene Jackson owns no shares of Common Stock.

         During the past 60 days, the Reporting Person sold no shares of Common Stock.

         No other person is known to the Reporting Person, Gene Jackson or John Jackson to have the right to receive or power to direct dividends from, or proceeds from the sale of, shares of Common Stock beneficially owned by the Reporting Person.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

            On February 3, 2003 the Board of Directors of the Issuer approved the issuance of 1,233,388 shares of Series A Preferred Stock of the Issuer to the Reporting Person in exchange for the cancellation of $246,777.65 in indebtedness to the Reporting Person. Such shares are each entitled to 200 votes on all matters on which the shares of Common Stock vote. As a result the Reporting Person has voting control of the Issuer.

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CUSIP NO. 40567U 10 5                  13D                     PAGE 6 OF 6 PAGES

            There are no other contracts, arrangements understandings, agreements or relationships (legal or otherwise) between the Reporting Person, Gene Jackson or John Jackson and any person with respect to any securities of the Issuer.

Item 7.     Materials to be Filed as Exhibits

            None.
                                    SIGNATURE

            After reasonable inquiry and to the best of the undersigneds' knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date:  September 25, 2003                     J&J HOLDINGS, INC.


                                              By:      /s/ John Jackson
                                                       -------------------------
                                                       John Jackson, President